UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

OI S.A. – In Judicial Reorganization

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

670851500**

(CUSIP)

George Travers

GoldenTree Asset Management LP

300 Park Avenue, 21st Floor

New York, New York 10022

(212) 847-3500

(Name, address and telephone number of person authorized to receive notices and communications)

April 9, 2019

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	The CUSIP number is for the American Depositary Shares relating to the common shares. No CUSIP number exists for the underlying common shares, because such shares are not traded in the United States.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 670851500

1.	NAMES OF REPORTING PERSONS GoldenTree Asset Management LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 865,512,751 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 865,512,751
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 865,512,751
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0% (2)
14.	TYPE OF REPORTING PERSON IA, PN

(1)	Of this amount of common shares, without par value (“Common Shares”), 550,038,310 are held in the form of 110,007,662 American Depositary Shares (“ADSs”).
(2)

Based upon 5,764,447,165 Common Shares, as reported on the Issuer’s prospectus filed pursuant to Rule 424(b)(2) with the Securities and Exchange Commission (the “SEC”) on February 12, 2019 (the “Prospectus”).

CUSIP No. 670851500

1.	NAMES OF REPORTING PERSONS GoldenTree Asset Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 865,512,751 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 865,512,751
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 865,512,751
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0% (2)
14.	TYPE OF REPORTING PERSON HC, OO

(1)	Of this amount of common shares, without par value (“Common Shares”), 550,038,310 are held in the form of 110,007,662 American Depositary Shares (“ADSs”).
(2)

Based upon 5,764,447,165 Common Shares, as reported on the Issuer’s prospectus filed pursuant to Rule 424(b)(2) with the Securities and Exchange Commission (the “SEC”) on February 12, 2019 (the “Prospectus”).

CUSIP No. 670851500

1.	NAMES OF REPORTING PERSONS Steven A. Tananbaum
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 1,231,525 (1)
	8.	SHARED VOTING POWER: 865,512,751 (2)
	9.	SOLE DISPOSITIVE POWER: 1,231,525
	10.	SHARED DISPOSITIVE POWER: 865,512,751
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 866,744,276
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0% (3)
14.	TYPE OF REPORTING PERSON HC, IN

(1)	Of this amount of common shares, without par value (“Common Shares”), 1,231,525 are held in the form of 246,305 American Depositary Shares (“ADSs”).
(2)	Of this amount of common shares, without par value (“Common Shares”), 550,038,310 are held in the form of 110,007,662 American Depositary Shares (“ADSs”).
(3)

Based upon 5,764,447,165 Common Shares, as reported on the Issuer’s prospectus filed pursuant to Rule 424(b)(2) with the Securities and Exchange Commission (the “SEC”) on February 12, 2019 (the “Prospectus”).

Introductory Statement

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 4”) amends the Schedule 13D filed on August 6, 2018, as amended by Amendment No. 1 filed on August 31, 2018, Amendment No. 2 filed on November 28, 2018, and Amendment No. 3 filed on January 16, 2019 (the “Original Schedule 13D”, and together with Amendment No. 4, the “Schedule 13D”).

Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged. Capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the Original Schedule 13D.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended as follows:

The following text is deleted in its entirety:

“Pursuant to the terms of the Rights Offering, the Funds and Managed Accounts will receive 53,537,757 Common Share ADSs (representing 267,688,785 newly issued Common Shares) and 31,529,280 Common Shares, and Mr. Tananbaum will receive 107,785 Common Share ADSs (representing 538,925 Common Shares).

In addition, pursuant to the terms of the Rights Offering, the Funds and Managed Accounts requested to subscribe for up to 47,239,197 Excess Common Shares (as defined in the Prospectus) in the form of 9,447,839 Common Share ADSs and 5,563,991 Excess Common Shares in the form of Common Shares, and Mr. Tananbaum requested to subscribe for up to 692,600 Excess Common Shares in the form of 138,520 Common Share ADSs. On January 11, 2019, the Issuer announced that all requests for Excess Common Shares would be fulfilled, and that the Excess Common Shares will be issued on or about January 24, 2019.”

The following text is hereby added:

“Pursuant to the terms of the Rights Offering, in January, 2019, the Funds and Managed Accounts received 62,985,596 Common Share ADSs (representing 314,927,980 newly issued Common Shares) and 37,093,271 Common Shares, and Mr. Tananbaum received 246,305 Common Share ADSs (representing 1,231,525 newly issued Common Shares).”

“On January 25, 2019, according to the Issuer, 1,604,268,162 Common Shares were issued to the Backstop Investors (as defined in the Issuer’s prospectus filed pursuant to Rule 424(b)(2) with the Securities and Exchange Commission (the “SEC”) on February 12, 2019 (the “Backstop Prospectus”)) in a private placement under the terms of the Backstop Agreement at a price per Common Share equal to the price per Common Share in the Rights Offering. Such shares represented the total number of Common Shares that were offered in the Rights Offering less the total number of Common Shares issued pursuant to the Rights Offering. In addition, under the terms of the Backstop Agreement, on that same date, 272,148,705 Common Shares were issued to the Backstop Investors in a private placement as the commitment fee under the Backstop Agreement. Pursuant to the Backstop Agreement certain of the Funds and Managed Accounts, purchased 308,304,810 Common Shares in the form of 61,660,962 Common Share ADSs, and received 61,992,855 Common Shares in the form of 12,398,571 Common Share ADSs as a commitment fee.”

ITEM 4.	Purpose of Transaction.

Item 4 is amended by deleting the penultimate sentence in Schedule 13D filed on August 6, 2018 and replacing it with the following:

“In addition to the New Notes received by the Reporting Persons in the Qualified Recovery, the Reporting Persons have acquired and sold, and may from time to time acquire and sell, additional securities, for the accounts of the Funds and Managed Accounts.”

Item 4 is further amended and supplemented by adding the following:

“The Reporting Persons intend to communicate with other shareholders and interested parties regarding the Reporting Persons’ support for the Long-Term Compensation Incentive Plans proposed by the Board of Directors for approval at the upcoming Combined Annual General Meeting, currently scheduled for April 26, 2019, including by means of the letter filed herewith as Exhibit 99.3.”

ITEM 5.	Interest in Securities of the Issuer

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D and Item 3 are incorporated herein by reference. Such information is based upon 5,764,447,165 Common Shares, as reported on the Backstop Prospectus.

(c)

The information in Item 3 and Item 4 is incorporated herein by reference.

On February 1, 2019 certain of the Funds and Managed Accounts sold an aggregate of 8,400,000 shares of common stock in open market transactions through a brokerage entity on the B3 S.A. – Brasil, Bolsa, Balcão at a weighted average price of BRL 1.34967 per share.

On February 5, 2019 certain of the Funds and Managed Accounts sold an aggregate of 23,104,080 shares of common stock in open market transactions through a brokerage entity on the B3 S.A. – Brasil, Bolsa, Balcão at a weighted average price of BRL 1.39167 per share. These shares were purchased in multiple transactions at prices ranging from BRL 1.380 to BRL 1.401.

On February 6, 2019 certain of the Funds and Managed Accounts sold an aggregate of 22,100,000 shares of common stock in open market transactions through a brokerage entity on the B3 S.A. – Brasil, Bolsa, Balcão at a weighted average price of BRL 1.48434 per share. These shares were purchased in multiple transactions at prices ranging from BRL 1.486 to BRL 1.490.

On February 7, 2019 certain of the Funds and Managed Accounts sold an aggregate of 75,000 shares of common stock in open market transactions through a brokerage entity on the B3 S.A. – Brasil, Bolsa, Balcão at a weighted average price of BRL 1.47329 per share.

On February 11, 2019 certain of the Funds and Managed Accounts sold an aggregate of 6,000,000 shares of common stock in open market transactions through a brokerage entity on the B3 S.A. – Brasil, Bolsa, Balcão at a weighted average price of BRL 1.40712 per share.

On February 22, 2019 certain of the Funds and Managed Accounts sold an aggregate of 1,740,900 shares of common stock in open market transactions through a brokerage entity on the B3 S.A. – Brasil, Bolsa, Balcão at a weighted average price of BRL 1.52607 per share.

On February 25, 2019 certain of the Funds and Managed Accounts sold an aggregate of 1,259,100 shares of common stock in open market transactions through a brokerage entity on the B3 S.A. – Brasil, Bolsa, Balcão at a weighted average price of BRL 1.62789 per share. These shares were purchased in multiple transactions at prices ranging from BRL 1.590 to BRL 1.642.

On March 19, 2019 certain of the Funds and Managed Accounts sold an aggregate of 5,000,000 shares of common stock in open market transactions through a brokerage entity on the B3 S.A. – Brasil, Bolsa, Balcão at a weighted average price of BRL 1.87499 per share. These shares were purchased in multiple transactions at prices ranging from BRL 1.876 to BRL 1.890.

On April 1, 2019 certain of the Funds and Managed Accounts bought from other Funds and Managed Accounts an aggregate of 2,711,000 shares of common stock at a price of BRL 1.44000 per share.

The Reporting Persons undertake to provide the SEC staff, upon request, all information regarding the number of shares purchased at each price within the ranges set forth in the paragraphs of this Item 5(c).

(d) The disclosure in Item 2(c) of this Schedule 13D is incorporated by reference herein.

(e) Not applicable.

ITEM 7.	Material to be Filed as Exhibits

99.3 Letter to Other Shareholders

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 9, 2019

GOLDENTREE ASSET MANAGEMENT LP

By: GoldenTree Asset Management LLC, its general partner

/s/ Steven A. Tananbaum
By: Steven A. Tananbaum
Title: Managing Member

GOLDENTREE ASSET MANAGEMENT LLC

/s/ Steven A. Tananbaum
By: Steven A. Tananbaum
Title: Managing Member

STEVEN A. TANANBAUM

/s/ Steven A. Tananbaum
Steven A. Tananbaum